[SAN HOLDINGS, INC. LETTERHEAD]





                                  June 16, 2006

VIA EDGAR AND CERTIFIED MAIL

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Stephen Krikorian, Accounting Branch Chief

         Re:      SAN Holdings, Inc.
                  Annual Report on Form 10-K for Fiscal Year Ended December 31, 2005 Quarterly Report on Form 10-Q for Fiscal Quarter Ended March 31, 2006 File No. 000-25839

Dear Mr. Krikorian:

This letter is being provided to update you on the status of the response of SAN Holdings, Inc. (the "Company") to the letter of the staff ("Staff") of the Securities and Exchange Commission ("SEC"), dated May 30, 2006 (the "Comment Letter"), regarding the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006.

As our legal counsel discussed with Mr. Jason Niethamer, the Company determined that it would not be able to provide the Staff with responses to the Comment Letter by the deadline noted in the Comment Letter and was asked to provide written correspondence to the SEC if a response would not be filed by today. The Company is giving this matter its full attention, but it needs additional time to work through the auditing comments with its auditors and to obtain their concurrence in our proposed responses as appropriate. The Company expects to provide the Staff with its response on or before June 23, 2006.

If  you  have  any  questions   regarding  the  foregoing  or  require   further
information, please contact the undersigned, John Jenkins or our legal counsel, Kutak Rock LLP at (303) 297-2400 (Joshua M. Kerstein, Esq.).


                                   Sincerely,


                                   SAN HOLDINGS, INC.


                                   /s/ Robert C. Ogden
                                   ---------------------------------------------
                                   By: Robert C. Ogden
                                   Its:Chief Financial Officer and Secretary